Exhibit 99.1

INVESTOR RELATIONS:

John Merriwether, 866-248-3872

InvestorRelations@amctheatres.com

MEDIA CONTACTS:

Ryan Noonan, (913) 213-2183

rnoonan@amctheatres.com

FOR IMMEDIATE RELEASE

AMC Entertainment Holdings, Inc. Previews

Third Quarter 2016 Results

LEAWOOD, KANSAS - (October 24, 2016) -- AMC Entertainment Holdings, Inc. (“AMC” or “the Company”), one of the world’s leading theatrical exhibition companies and an industry leader in innovation and operational excellence, today previewed results for the third quarter ended

September 30, 2016.  AMC is providing these third quarter 2016 results in connection with the proposed financing previously announced on October 20, 2016. The financial results are subject to finalization of the Company’s quarterly financial and accounting procedures.

AMC expects third quarter 2016 total revenues to be between $777.0 million and $780.0 million compared to $688.8 million in the third quarter of 2015. Operating income for the third quarter is expected to be between $63.5 million and $66.5 million compared to $35.5 million in the same period a year ago. Net earnings are expected to be between $28.5 million and $31.5 million compared to $12.2 million for the third quarter of 2015, and diluted earnings per share for the third quarter of 2016 are expected to be between $0.29 and $0.32 compared to $0.12 for the third quarter of last year.

AMC expects third quarter 2016 Adjusted EBITDA to be between $142.0 million and $145.0 million compared to $109.0 million in the same quarter a year ago. Adjusted EBITDA is a non-GAAP financial measure, and a table reconciling expected net earnings to Adjusted EBITDA is included in this release.

Total attendance for the third quarter of 2016 increased approximately 10% to 51.9 million guests compared to the third quarter a year ago. Average ticket price for the 2016 third quarter increased 2.6% to $9.57 compared to the third quarter of 2015.  Food and beverage revenue per patron for the third quarter 2016 increased 4.8% to $4.80 compared to the same period a year ago.

“AMC continues to deliver on our key priorities.  Even at the low end of our projected range, Adjusted EBITDA grew 30% with a substantial improvement in margin, and we are very proud of that growth,” said Adam Aron, AMC Chief Executive Officer and President. “The recent relaunch of our AMC Stubs loyalty program in July was overwhelmingly received by guests who have signed up at rates 11 times faster than the same period a year ago - far faster than we had anticipated. Total active memberships now exceed four million households and are still growing rapidly. Through world class marketing efforts like our AMC Stubs program, and our soon-to-be-relaunched website and mobile app, guests are discovering and returning to our theatres to enjoy our proven innovations, including new recliner seating, MacGuffins Bars, and premium large format offerings like IMAX® at AMC and Dolby Cinema™ at AMC. We believe that when we integrate these organic growth initiatives with a disciplined acquisition strategy, as we move toward completion of the Odeon & UCI and Carmike Cinemas acquisitions, we are positioning AMC to leverage the record potential of the 2017 and 2018 box office to create even greater value for our customers and shareholders alike.”

AMC expects to report its complete financial results for the third quarter ended September 30, 2016, after the market closes on Monday, November 7, 2016.  The Company will host a conference call for investors and interested parties at 4:00 p.m. CDT/5:00 p.m. EDT the same day. All interested parties are invited to access a live audio broadcast of the call via webcast. To listen to the conference call via the internet, please visit the investor relations section of the AMC website at www.investor.amctheatres.com for a link to the webcast. Investors and interested parties should go to the website at least 15 minutes prior to the call to register, and/or download and install any necessary audio software.

Information Regarding Preliminary Results

The preliminary estimated financial information contained in this press release reflects management’s estimates based solely upon information available to it as of the date of this press release and is not a comprehensive statement of our financial results for the three months ended September 30, 2016. In addition, the preliminary estimated financial information presented above has not been audited, reviewed or compiled by our independent registered public accounting firm, KPMG LLP. Accordingly, KPMG LLP does not express an opinion on or any other form of assurance with respect thereto and assumes no responsibility for this information. We have provided ranges for the preliminary estimated financial results described above primarily because our financial closing procedures for the three months ended September 30, 2016 are not yet complete. The information presented above should not be considered a substitute for full unaudited financial statements for the three months ended September 30, 2016 once they become available and should not be regarded as a representation by us or our management as to our actual financial results for the three months ended September 30, 2016. The ranges for the preliminary estimated financial results described above constitute forward-looking statements. The preliminary estimated financial information presented above is subject to change, and our actual financial results may differ from such preliminary estimates and such differences could be material. Accordingly, you should not place undue reliance upon these preliminary estimates.

Acquisitions

Odeon & UCI Cinemas Holdings Limited:  As previously announced on July 12, 2016, AMC entered into a Share Purchase Agreement to acquire the film exhibition business of Odeon and UCI Cinemas Holdings Limited, referred to as “Odeon/UCI,” for total consideration of (i) cash in the amount of GBP £375.0 million ($460.8 million), (ii) shares of AMC Class A common stock valued at GBP £125.0 million ($153.6 million) and (iii) the repayment of indebtedness of approximately GBP £478.6 million ($588.1 million) as of October 19, 2016. The US Dollar amounts set forth in the preceding sentence assume a Euro/USD exchange rate of 1.0973 and a GBP/USD exchange rate of 1.2289 as of October 19, 2016. Odeon/UCI is a leading European cinema operator with 242 cinemas and 2,236 screens. Odeon/UCI operates in four major markets: the United Kingdom, Spain, Italy and Germany; and three smaller markets: Austria, Portugal, and Ireland. For the year ended December 31, 2015 and six months ended June 30, 2016, Odeon/UCI had revenues of $1,142.0 million and $526.0 million respectively. The closing of the Share Purchase Agreement is subject to clearance by the European Commission and the UK Competition and Markets Authority.

Carmike Cinemas, Inc. (NASDAQ: CKEC):  As previously announced on July 24, 2016, AMC entered into an amended and restated agreement and plan of merger to acquire all of the outstanding shares of Carmike Cinemas, Inc. (NASDAQ: CKEC) (“Carmike”) for $33.06 per share, representing an approximate 32% premium to Carmike’s March 3, 2016, closing stock price. Carmike stockholders can elect to receive $33.06 in cash or 1.0819 AMC shares per Carmike share, subject to a customary proration mechanism to achieve an aggregate consideration mix of 70% cash and 30% in shares of AMC stock. A shareholder meeting to allow Carmike shareholders the opportunity to vote on the transaction has been scheduled for November 15, 2016. The transaction is valued at approximately $1.2 billion, including the assumption of Carmike’s net indebtedness, based on the closing trading price of AMC’s common stock on the New York Stock Exchange on July 22, 2016.

About AMC Entertainment Holdings, Inc.

AMC (NYSE:AMC) is the guest experience leader with 388 locations and 5,295 screens located primarily in the United States. AMC has propelled innovation in the theatrical exhibition industry and continues today by delivering more comfort and convenience, enhanced food & beverage, greater engagement and loyalty, premium sight & sound, and targeted programming. AMC operates the most productive theatres in the country’s top markets, including No. 1 market share in the top three markets (NY, LA, Chicago). www.amctheatres.com.

Website Information

This press release, along with other news about AMC, is available at www.amctheatres.com .  We routinely post information that may be important to investors in the Investor Relations section of our website, www.investor.amctheatres.com. We use this website as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD, and we encourage investors to consult that section of our website regularly for important information about AMC. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document. Investors interested in automatically receiving news and information when posted to our website can also visit www.investor.amctheatres.com  to sign up for E-mail Alerts.

Important Additional Information Regarding the Merger

This communication may be deemed to be solicitation material in respect of the proposed merger of Carmike with and into a wholly-owned subsidiary of AMC. In connection with the proposed merger, a Registration Statement on Form S-4 (the “Registration Statement”) has been filed with the Securities and Exchange Commission (“SEC”) containing a prospectus with respect to the AMC Class A common stock to be issued in the proposed merger and a proxy statement of Carmike in connection with the proposed merger (the “Proxy Statement/Prospectus”).  The proxy statement of Carmike contained in the Proxy Statement/Prospectus replaces the definitive proxy statement which Carmike previously filed with the SEC on May 23, 2016 and mailed to its stockholders on or about May 25, 2016.  Each of AMC and Carmike intends to file other documents with the SEC regarding the proposed merger.  The definitive Proxy Statement/Prospectus was mailed to stockholders of Carmike on or about October 13, 2016 and contains important information about the proposed merger and related matters.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CARMIKE’S STOCKHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT AMC OR CARMIKE HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Carmike’s stockholders may obtain, free of charge, copies of the definitive Proxy Statement/Prospectus and Registration Statement and other relevant documents filed by AMC and Carmike with the SEC, at the SEC’s website at www.sec.gov. In addition, Carmike’s stockholders may obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by Carmike with the SEC from Carmike’s website at http://www.carmikeinvestors.com/.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  This communication is not a substitute for any prospectus, proxy statement or any other document that AMC or Carmike may file with the SEC in connection with the proposed merger.

Participants in the Solicitation

This communication does not constitute a solicitation of a proxy from any stockholder with respect to the proposed merger. However, each of AMC, Carmike and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Carmike’s stockholders with respect to the proposed merger. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed merger, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus.  Additional information concerning AMC’s directors and executive officers is set forth in the definitive proxy statement filed by AMC with the SEC on March 15, 2016 and in the Annual Report on Form 10-K filed by AMC with the SEC on March 8, 2016.  These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from the investor relations section of AMC’s website at amctheatres.com.  Additional information concerning Carmike’s directors and executive officers and their ownership of Carmike common stock is set forth in the proxy statement for Carmike’s most recent annual meeting of stockholders, which was filed with the SEC on April 15, 2016 and in the Annual Report on Form 10-K filed by Carmike with the SEC on February 29, 2016.  These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from Carmike’s website at http://www.carmikeinvestors.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “plan,” “estimate,” “will,” “would,” “project,” “maintain,” “intend,” “expect,” “anticipate,” “strategy,” “future,” “likely,” “may,” “should,” “believe,” “continue,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Estimates regarding our preliminary results are forward-looking statements.  Similarly, statements made herein and elsewhere regarding the expected ranges of revenues, operating income, net earnings, diluted earnings per share, Adjusted EBITDA and other financial measures included herein, the pending acquisitions of Odeon & UCI and Carmike Cinemas (collectively “the targets”) and the anticipated financing of the pending acquisitions are also forward-looking statements, including statements regarding the anticipated closing date of the acquisitions, the source and structure of financing, management’s statements about effect of the acquisitions on AMC’s future business,  operations and financial performance and AMC’s ability to successfully integrate the targets into its operations. These forward-looking statements are subject to risks, trends, uncertainties and other facts that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. See “Information Regarding Preliminary Results” above for a description of these risks and uncertainties. These risks, trends, uncertainties and facts include, but are not limited to, risks related to: the fact that accounting adjustments may be made in connection with the final closing of the books for the quarter; the parties’ ability to satisfy closing conditions in the anticipated time frame or at all; obtaining regulatory approval, including the risk that any approval may be on terms, or subject to conditions, that are not anticipated; obtaining the Carmike stockholders approval for the Carmike transaction; the possibility that these acquisitions do not close, including in circumstances in which AMC would be obligated to pay a termination fee or other damages or expenses; related to financing these transactions, including AMC’s ability to finance the transactions on acceptable terms; responses of activist stockholders to the transactions; AMC’s ability to realize expected benefits and synergies from the acquisitions; AMC’s effective implementation, and customer acceptance, of its marketing strategies; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the negative effects of this announcement or the consummation of the proposed acquisitions on the market price of AMC’s common stock; unexpected costs, charges or expenses relating to the acquisitions; unknown liabilities; litigation and/or regulatory actions related to the proposed transactions; AMC’s significant indebtedness, including the indebtedness incurred to acquire the targets; execution risks related to the integration of Starplex Cinemas into our business; our ability to achieve expected synergies and performance from our acquisition of Starplex Cinemas; AMC’s ability to utilize net operating loss carry-forwards to reduce future tax liability; increased competition in the geographic areas in which we operate and from alternative film-delivery methods and other forms of entertainment; continued  effectiveness of AMC’s strategic Initiatives; the impact of shorter theatrical exclusive release windows; our ability to attract and retain senior executives and other key personnel; the impact of governmental regulation, including anti-trust investigations concerning potentially anticompetitive conduct, including film clearances and participation in certain joint ventures; unexpected delays and costs related to our optimization of our theatre circuit; failure, unavailability or security breaches of our information systems; operating a business in markets AMC is unfamiliar with; the United Kingdom’s exit from the European Union; and other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange or interest rates, changes in tax laws, regulations, rates and policies; and risks, trends, uncertainties and other facts discussed in the reports AMC has filed with the SEC. Should one or more of these risks, trends, uncertainties or facts materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by the forward-looking statements contained herein. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. For a detailed discussion of risks, trends and uncertainties facing AMC, see the section entitled “Risk Factors” in AMC’s Annual Report on Form 10-K, filed with the SEC on March 8, 2016, and the risks, trends and uncertainties identified in its other public filings. AMC does not intend, and undertakes no duty, to update any information contained herein to reflect future events or circumstances, except as required by applicable law.

(tables follow)

AMC Entertainment Holdings, Inc.

Reconciliation of Adjusted EBITDA

(Unaudited, dollars in thousands)

	Three Months Ended
	September, 30 2016 (Preliminary Estimates)		Three Months Ended
	Low	High	September, 30 2015
Reconciliation of Adjusted EBITDA:
Net Earnings	$28,500	$31,500	$12,178
Plus:
Income tax provision	19,600	20,300	9,080
Interest expense	26,250	27,000	24,968
Depreciation and amortization	62,500	63,300	58,008
Certain operating expenses (2)	5,000	5,800	3,899
Equity in earnings of non-consolidated entities	(9,500)	(13,500)	(10,850)
Cash distributions from non-consolidated entities	3,300	3,500	8,557
Investment loss	150	200	163
Other expense	50	150	—
General and administrative expense-unallocated:
Merger, acquisition and transaction costs (3)	4,500	5,000	751
Stock-based compensation expense (4)	1,650	1,750	2,199
Adjusted EBITDA (1)	$142,000	$145,000	$108,953

(1)         We present Adjusted EBITDA as a supplemental measure of our performance.  We define Adjusted EBITDA as net earnings plus (i) income tax provision, (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance and to include any cash distributions of earnings from our equity method investees. These further adjustments are itemized above. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.  Adjusted EBITDA is a non-GAAP financial measure and should not be construed as an alternative to net earnings as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with U.S. GAAP). Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included Adjusted EBITDA because we believe it provides management and investors with additional information to measure our performance and estimate our value.

Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. For example,

Adjusted EBITDA:

•                  does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;

•                  does not reflect changes in, or cash requirements for, our working capital needs;

•                  does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•                  excludes income tax payments that represent a reduction in cash available to us;  and

•                  does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future.

(2)         Amounts represent preopening expense related to temporarily closed screens under renovation, theatre and other closure expense for the permanent closure of screens including the related accretion of interest, non-cash deferred digital equipment rent expense, and disposition of assets and other non-operating gains or losses included in operating expenses. We have excluded these items as they are non-cash in nature, include components of interest cost for the time value of money or are non-operating in nature.

(3)         Merger, acquisition and transition costs is excluded as it is non-operating in nature.

(4)         Non-cash expense included in General and Administrative: Other

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